Filed by Starz

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starz

Commission File No.: 001-35294

June 30, 2016

On June 30, 2016, the Chief Executive Officer of Starz distributed the following email to employees:

Dear Fellow Starz Employees,

Today is an exciting and important day in the history of our company.

As you will see in the attached press release, Starz announced that we have signed an agreement to be acquired by Lionsgate.

This transaction is transformative for our company and the culmination of many years of hard work and dedication by all of you. Together, Lionsgate and Starz form an entertainment powerhouse with a world-renowned studio that produces blockbuster movies and premium channels with must-have programming that will be able to capitalize on content opportunities across multiple platforms.

To illustrate the scale of the transaction, the combined company will encompass: a 16,000-title film and television library; the largest independent television business in the world, including 87 original series on 42 U.S. networks; a feature film business that has generated over $7 billion at the global box office over the past four years; operation of 17 channel platforms around the world, including the flagship STARZ and STARZ ENCORE networks, reaching more than 56 million U.S. subscribers; four OTT services; and a growing presence in location-based entertainment and video games driven by the company’s deep portfolio of brands and franchises.

I have tremendous respect for the leadership at Lionsgate and the enthusiasm they have for this acquisition. Jon Feltheimer, Michael Burns and their team have built the first major new Hollywood studio in decades, and we’re thrilled to join with them. Our similar entrepreneurial cultures and shared vision of the future will create limitless opportunities for our newly combined company.

I’m sure today’s announcement will leave you with many questions. We understand that and would like to make ourselves available to you in the coming days. To that end, we are planning to hold a town hall meeting today in Denver that will be webcast to the Beverly Hills, New York and Troy offices.

As in any transaction of this size, the integration process will take time. In the coming weeks, we will establish a transition team that will communicate more information to you. This work will take place over the coming months, and we expect the transaction to close by the fourth quarter of 2016.

Until the transaction is complete, Starz and Lionsgate will remain separate companies, and it will be business as usual for all of us. As we move forward, we ask that you continue to focus on our everyday goals: to provide the best premium entertainment to our subscribers and grow our business.

Thank you all for your commitment and passion that brought us to this milestone in our evolution. It’s an honor to be part of the Starz family and a privilege to share this news with you

Sincerely,

Christopher Albrecht

CEO of Starz

Caution regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lionsgate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lionsgate’s or Starz’s motion pictures and television programming; risks related to Lionsgate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lionsgate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lionsgate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect future results of Lionsgate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lionsgate’s Annual Report on Form 10-K for the year ended March 31, 2016, on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of Lionsgate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lionsgate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lionsgate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lionsgate will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Lionsgate and Starz and a Prospectus of Lionsgate, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Lionsgate and Starz will be submitted to Starz’s stockholders and Lionsgate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONSGATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lionsgate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lionsgate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lionsgate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lionsgate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 29, 2015, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.